[redacted]

08030021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 26 2008
Washington, DC
111

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~31951~~ 37928

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

Grand Financial, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15303 Dallas Parkway Ste.1010
(No. and Street)

Addison	Texas	75001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James L. Harris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grand Financial, Inc., , as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CLAUDIA K. YOUNG
NOTARY PUBLIC
State of Texas
Comm. Expires 02-07-2011

Notary Public

Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GRAND FINANCIAL, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2007

GRAND FINANCIAL, INC.

Table of Contents

		Page
INDEPENDENT AUDITOR'S REPORT		1
STATEMENT OF FINANCIAL CONDITION		2
STATEMENT OF INCOME		3
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY		4
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		5
STATEMENT OF CASH FLOWS		6
NOTES TO FINANCIAL STATEMENTS		7 - 8
SUPPORTING SCHEDULES		
Schedule I:	Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10 - 11
Schedule II:	Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	12
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5		14 - 15

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Grand Financial, Inc.
Addison, Texas

We have audited the accompanying statement of financial condition of Grand Financial, Inc. (the "Company") (an S corporation) as of December 31, 2007, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grand Financial, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 12, 2008

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

GRAND FINANCIAL, INC.
Statement of Financial Condition
December 31, 2007

ASSETS

Cash	$ 121,515
Total Assets	$ 121,515

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accrued taxes payable	$ 8,042
Total Liabilities	8,042
Stockholders' equity	
Common stock, 100,000 shares authorized with $1 par value, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	336,000
Retained earnings (deficit)	(223,527)
Total stockholders' equity	113,473
Total Liabilities and Stockholders' Equity	$ 121,515

The accompanying notes are an integral part of these financial statements.

GRAND FINANCIAL, INC.
Statement of Income
For the Year Ended December 31, 2007

Revenues	
Brokerage fees	$ 2,411,434
Miscellaneous Revenue	35,000
Total revenue	2,446,434
Expenses	
Commissions	1,901,818
Salaries	176,149
Payroll taxes	86,047
Operating expense	216,288
Filing fees	39,966
Other expenses	2,662
Professional fees	7,844
Total expenses	2,430,774
Income (loss) before income taxes	15,660
State income tax expense	7,865
Net Income	$ 7,795

The accompanying notes are an integral part of these financial statements.

GRAND FINANCIAL, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances at December 31, 2006	$ 1,000	$ 336,000	$ (231,322)	$ 105,678
Net income	--	--	7,795	7,795
Balances at December 31, 2007	$ 1,000	$ 336,000	$ (223,527)	$ 113,473

The accompanying notes are an integral part of these financial statements.

GRAND FINANCIAL, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2007

Balance, at December 31, 2006	$	--
Increases		--
Decreases		--
Balance, at December 31, 2007	$	--

The accompanying notes are an integral part of these financial statements.

GRAND FINANCIAL, INC.
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities	
Net income	$ 7,795
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Changes in assets and liabilities:	
Decrease in receivable from affiliate	64,916
Decrease in commission payable	(18,423)
Decrease in employee benefits payable	(21,830)
Decrease in due to affiliate	(87,971)
Increase in Texas margin tax payable	7,865
Decrease in payroll tax payable	(12,929)
Net cash provided (used) by operating activities	(60,577)
Cash flows from investing activities	
Net cash provided (used) by investing activities	--
Cash flows from financing activities	
Net cash provided (used) by financing activities	--
Net decrease in cash	(60,577)
Cash at beginning of year	182,092
Cash at end of year	$ 121,515

The accompanying notes are an integral part of these financial statements.

GRAND FINANCIAL, INC.
Notes to Financial Statements
December 31, 2007

Note 1 - Organization and Significant Accounting Policies

Nature of Business

Grand Financial, Inc., (the "Company"), was incorporated on April 16, 1987 and deals in brokerage of oil and gas private placements for an affiliated company (Grand Energy, Inc). The Company is registered with the Securities and Exchange Commission under ("SEC") Rule 15c3-3(k)(2)(i) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is located in Addison, Texas.

Income Taxes

The Company and its shareholder have elected treatment under provisions of Subchapter S of the Internal Revenue Code; therefore, taxable income or loss from corporate operations is allocated to the shareholder. Accordingly, no provision has been made for Federal income taxes in the financial statements at December 31, 2007

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2- Related Party Transactions

The Company is related through common ownership to Grand Energy, Inc., a Texas corporation. Grand Energy, Inc. has agreed to pay certain operating expenses such as overhead and licensing on behalf of the Company. Pursuant to regulatory pronouncements, the Company has calculated its allocable amount of these expenses and has included such amounts in the financials. For the year ended December 31, 2007, these expenses were $216,288.

For the year ended December 31, 2007, the Company earned commissions of $2,411,434 for marketing oil and gas investments for Grand Energy, Inc.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined

Note 3 - Net Capital Requirements, continued

under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007, the Company had net capital of approximately $113,473 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .07 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Possession or Control Requirements

The Company does not hold funds or securities for customers; accordingly, it is not subject to the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, which provides for the maintenance by broker-dealers of basic reserves with respect to customers' cash and securities and enumerates standards relating the physical possession of the customers' securities, pursuant to paragraph (k)(2)(A) of such rule.

Note 5 - Concentration Risk

At December 31, 2007, and at various times throughout the year, the Company had cash balances in excess of Federally insured limits of $100,000.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2007

Schedule I

GRAND FINANCIAL, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2007

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital	$ 113,473
Add:	
Other deductions or allowable credits	--
Total capital and allowable subordinated liabilities	113,473
Deductions and/or charges	
Non-allowable assets	--
Net capital before haircuts on securities positions	113,473
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	--
Net capital	$ 113,473

AGGREGATE INDEBTEDNESS

Accrued taxes payable	$ 8,042
Total aggregate indebtedness	$ 8,042

Schedule I (continued)

GRAND FINANCIAL, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 536
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 108,743
Excess net capital at 1000%	$ 112,669
Ratio: Aggregate indebtedness to net capital	.07 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The differences in the computation of net capital under rule 15c3-1 from the Company's computation is as follows:

Net capital per the Company's unaudited Focus IIA	$ 121,338
Adjustments:	
State income tax payable	(7,865)
Net capital per audit report	$ 113,473

Schedule II

GRAND FINANCIAL, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2007

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section 15c3-3(k)(2)(i), in which the Company is a direct participation broker-dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended

December 31, 2007

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Grand Financial, Inc.

In planning and performing our audit of the financial statements and supplemental information of Grand Financial, Inc. (the "Company"), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 12, 2008

END